

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

     Re: Hersha Hospitality Trust
              Form 10-K for Fiscal Year Ended
              December 31, 2009
              Filed March 5, 2010
              Definitive Proxy Statement
              Filed April 15, 2010
              File No. 001-14765

Dear Mr. Parikh:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief